METALLICA RESOURCES INC.
FORM 51-102F3
MATERIAL CHANGE REPORT

EXHIBIT B

Item 1.  Reporting Issuer:

Metallica Resources Inc.
36 Toronto Street, Suite 1000
Toronto, Ontario M5C 2C5

Item 2.  Date of Material Change

October 31, 2006

Item 3.  Press Release

The press release attached as Schedule "A" was released on CCN Matthews in Canada and on Market Wire in the United States on October 31, 2006 pursuant to section 75(1) of the Act.

Item 4.  Summary of Material Change

Metallica Resources announces reinstatement of explosives permit for Cerro San Pedro Project, Mexico

Item 5.  Full Description of Material Change

The material change is described in the press release attached as Schedule "A".

Item 6.  Reliance on subsection 7.1(2) or (3) National Instrument 51-102

The report is not being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7.  Omitted Information

No information has been omitted from this material change report on the basis that it is confidential information.

Item 8.  Executive Officers

The following executive officer of Metallica Resources Inc. may be contacted for additional information:

Mr. Richard J. Hall
Metallica Resources Inc.
c/o Metallica Management Inc.
12200 East Briarwood Avenue, Suite 165
Centennial, Colorado 80112

Dated as November 6, 2006

METALLICA RESOURCES INC.

By:	"Richard J. Hall"
Richard J. Hall
President and Chief Executive Officer

PRESS RELEASE

SCHEDULE A

Press Release No. 06-19

METALLICA RESOURCES ANNOUNCES REINSTATEMENT OF
EXPLOSIVES PERMIT FOR CERRO SAN PEDRO PROJECT, MEXICO

October 31, 2006, Toronto, Ontario - Metallica Resources Inc. (TSX: MR, AMEX: MRB) today announces that its wholly-owned Mexican subsidiary, Minera San Xavier, S.A. de C.V. ("MSX"), has received notice that its explosives operating, or blasting, permit issued from SEDENA (Secretaria de Defensa National) for the Cerro San Pedro ("CSP") heap leach gold and silver project for calendar year 2006 has been reinstated. The reinstatement of the explosives permit was the result of successfully overcoming a legal action brought against SEDENA to prohibit it from authorizing the use of explosives on ground owned communally by the ejido of Cerro de San Pedro, which includes the pit area and the access road to the pit. The restriction on the explosives permit was invoked and reported in April 2006.

It is possible that this same group of absentee ejido members may attempt to use a similar legal tactic against SEDENA to get yet another suspension of the explosives permit. SEDENA and MSX have now prevailed twice in similar legal actions brought by the same group of people to prohibit the use of explosives on the ejido ground.

MSX currently has approximately 4,500 blast holes drilled in the pit area and along the access road to the pit. These holes are ready to be loaded, with the first blast anticipated to occur within the next several days. A significant amount of work was done in the pit and haul road areas using dozers during the blasting restriction; therefore, it is believed that the haul road from the pit area to the processing site can be made passable within a month of commencing blasting. Washington Group International, MSX's contract miner, has the equipment and personnel on-site to complete the haul road and to commence mining. It is anticipated that a steady supply of ore grade material can be delivered to the processing site within the next several months, after the haul road has been made passable and waste material has been removed to expose the ore grade material.

During the blasting restriction, MSX continued with the construction of the processing facilities and related infrastructure with up to 350 people working on-site. The processing plant is currently scheduled to be operational by the end of this year. The project is currently estimated to have annual average production of approximately 85,500 ounces of gold and 2 million ounces of silver, or approximately 115,000 ounces of gold and gold-equivalent silver, over its estimated nine-year mine life. The total cash cost is approximately $250/oz gold and gold-equivalent silver, or $158/oz gold when using $7.69/oz silver as a credit against operating costs. The initial capital cost to build the operation is estimated at $29.1 million with approximately $7 million of this amount deferred into 2007 because of the restriction during 2006 on the explosives permit. MSX is currently updating the project's economics and will report the update to the market when it is completed.

MSX has designed the CSP project to meet the highest environmental and community standards, including an innovative design to keep the gold-rich leach solution from being exposed to the environment prior to entering the processing facilities. Additionally, MSX has rescued and transplanted approximately 23,000 protected cacti with a post-transplant survival rate of over 93%. In addition to meeting the requirements of the various federal and state permits, MSX has agreed to an environmental technical oversight committee made up of faculty from the University of San Luis Potosí, heads of several key state governmental agencies and chaired by the Governor of the State of San Luis Potosí. As part of its agreement with the technical committee, MSX will annually fund a third-party environmental audit of the project. This audit is currently in progress and will be reported to the market when completed. MSX looks forward to the opportunity to complete the construction and successful startup of the project, and expand its contributions to the local communities and the Mexican economy.

Metallica Resources is a Canadian precious and base metal exploration and development company focused on the Americas. It currently has 84.1 million shares outstanding, approximately US$33.4 million in cash and cash equivalents, and no debt as of June 30, 2006. For further details on Metallica Resources, please visit the company's website at www.metal-res.com.

CONTACT: Richard J. Hall, President and CEO, (303) 796-0229, Ext. 304.

INFORMATION IN THIS NEWS RELEASE THAT IS NOT CURRENT OR HISTORICAL FACTUAL INFORMATION MAY CONSTITUTE FORWARD-LOOKING INFORMATION OR STATEMENTS WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND APPLICABLE CANADIAN SECURITIES LEGISLATION. IMPLICIT IN THIS INFORMATION, PARTICULARLY IN RESPECT OF STATEMENTS AS TO FUTURE OPERATING RESULTS AND ECONOMIC PERFORMANCE OF THE COMPANY, AND RESOURCES AND RESERVES AT THE COMPANY'S MINERAL PROJECTS, ARE ASSUMPTIONS REGARDING PROJECTED REVENUE AND EXPENSE, GOLD, SILVER AND COPPER PRICES, AND MINING COSTS. THESE ASSUMPTIONS, ALTHOUGH CONSIDERED REASONABLE BY THE COMPANY AT THE TIME OF PREPARATION, MAY PROVE TO BE INCORRECT. READERS ARE CAUTIONED THAT ACTUAL RESULTS ARE SUBJECT TO A NUMBER OF RISKS AND UNCERTAINTIES, INCLUDING RISKS RELATING TO GENERAL ECONOMIC CONDITIONS AND MINING OPERATIONS, AND COULD DIFFER MATERIALLY FROM WHAT IS CURRENTLY EXPECTED. THE COMPANY DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.